Net investment income (loss) and net realized gain (loss) may differ for financial statement and tax purposes. The character of dividends and distributions made during the fiscal year from net investment income or net realized gains may differ from their ultimate characterization for federal income tax purposes. Also, due to timing of dividends and distributions, the fiscal year in which amounts are distributed may differ from the fiscal year in which the income or net realized gain was recorded by the Portfolio. Accordingly, the following amounts have been reclassified for January 31, 2007. Net assets of the Portfolio were unaffected by the reclassifications.

                                               REDUCTION TO
                                            ACCUMULATED NET
                     INCREASE TO              REALIZED GAIN
                     PAID-IN CAPITAL       ON INVESTMENTS 3
                     --------------------------------------
                     $153,114                      $153,114

3. $153,114, all of which was long-term capital gain, was distributed in connection with Portfolio share redemptions.